Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: May 31, 2007

Important Information

In connection with the potential transaction involving ABN AMRO, the Banks expect to file with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including the receipt of required regulatory and anti-trust approvals, the successful completion of the potential transaction or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a transcript of remarks made during an analyst question and answer session with Jean-Paul Votron of Fortis, Sir Fred Goodwin of Royal Bank of Scotland and Alfredo Saenz of Santander on May 29, 2007. A webcast of the session was posted on Fortis’s website on May 29, 2007.

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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Royal Bank of Scotland

Presenters: Sir Fred Goodwin, Johnny Cameron, Guy Whittaker, Mark Fisher

Tuesday 29th May 2007

16h00 BST

Operator: Good day ladies and gentlemen and welcome to the Royal Bank of Scotland Conference Call. For your information the call will be recorded. I would now like to hand the call over to your host today, Sir Fred. Please go ahead.

Sir Fred Goodwin: Good afternoon and thanks everyone for taking the trouble to call in, I hope you have had the opportunity, I’m sure you will have had the opportunity to at least glance at the press release, I know some of you may have had the opportunity to be at our presentation this morning or to have seen it on the webcast. Whatever the case we are very happy now to try and answer any questions that you might have. I’m conscious there was in some respects quite a lot to absorb and in some respects maybe not quite so much but in any event as I say we are happy to answer questions today or indeed over the coming days and weeks because I don’t think this is about to end suddenly, so there will be plenty of opportunity to ask questions but I thought it would be useful and we all thought that it would be useful today just towards the end of the day to try and pick up anything which might be on your mind, anything you wanted to air or get further information on. I have got all of my immediately involved colleagues with me so I know they will be happy to try and provide any further granularity on any areas you’d like. So without further ado can we throw it open for questions?

Operator: Thank you Sir Fred. Ladies and gentlemen, the question and answer session will be conducted electronically. If you would like to ask a question, please press the * or asterisk key followed by the digit 1 on your telephone keypad. We will pause for just a moment to allow everyone to signal for questions. Our first question comes from Mark Thomas of KBW. Please go ahead.

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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Mark Thomas: Afternoon everybody, nice to get in first in the morning and in the afternoon. I’m afraid it’s actually the same question because the more that we have dug around and the more we have thought about it I really think it would be helpful to have a more detailed review of the wholesale synergies obviously in relation to where Barclays sits but also in relation to the timing because when we look at where the Royal Bank synergies and the timing of the Royal Bank synergies given that not a lot comes from the wholesale which one might have anticipated to be rapid, the group earnings enhancement seems to be back end weighted, so can you give us any more in terms of where those synergies are, why we should have confidence you will deliver so much more than any competitor as compared to Barclays and can you put some hard numbers to back up the synergies please?

Sir Fred Goodwin: Let’s try and I’m glad you’ve asked that Mark because I didn’t think we acquitted ourselves as well as we might have this morning on that either, I know Johnny didn’t think so either so I will hand the floor straight over to Johnny because there is a very good story here and it needs to get out.

Johnny Cameron: I want to be sure first of all that we are comparing like with like, the number for the GBM business is 1.1, there is another 200 in that section but that basically comes out of the mid-market businesses which are not in the equivalent Barcap analysis, so it’s 1.1 plays 850 I think is the right comparison. What we have got is 58 separate initiatives, I have got the list in front of me and I have got the details in front of me which were done bottom up. We have got a lot of knowledge in the organisation, quite a few people have been through ABN AMRO for example and joined us or know ABN AMRO well, it’s remarkable how much you can gain from external analysis around the world, gossiping in the Hong Kong bars or whatever it might be, so we did a bottom up work to get to 58 separate initiatives that adds up to that. We then – and I will

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Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

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come back to it in a minute – we then had the one meeting in the Netherlands when I and some colleagues met with Piero Overmars and had some conversations with him about it and I have to say the one reaction I came away with and I did say this to Fred at the time was that if anything our bottom up looks like an underestimate, I came away from that due diligence session with a great deal more confidence that the big number 1.1 is achievable, there is an awful lot of things that we can and will do in that organisation to improve its efficiency and to de-duplicate and so if I could just expand on those two points really, one about de-duplication. The obvious part of de-duplication is the back office where we proved in NatWest how quickly we can move things on to one IT system, one operations, put the finance function together, these things those are straightforward, we know how to do it, we know what we can save and it’s the obvious thing to do. So we will put all of the markets businesses on to one IT platform. On the other hand we will use their IT platform almost certainly for international cash management, trade finance and the rest so there will be quick and easy de-duplication there in terms of the IT systems and the operations and systems that support the two IT systems. The front office, there will be de-duplication although actually there I think there’s an interesting sub-story which is I am well aware that ABN AMRO’s staff are much more looking forward to us being their new colleagues than Barcap. I think that while there is de-duplication of opportunities in the front office, actually there is also a great deal of complementarity so in terms of the staff impact in the front office we are probably a little bit more friendly than they are, although I obviously haven’t got access to how Barcap split their savings into front and back office. Then thirdly coming on to efficiency again, the point that Fred quite rightly made this morning and needs a lot more emphasis is that we have a cost income ratio in GBM of sub 40% and this is seriously industry leading, I mean we are the top-top end of the right quartile here in terms of cost efficiency and that has come, we sustained that through a period of 5-6 years of growth post NatWest, we have grown have GBM at 17% per annum for 5-6 years but we have kept the costs under very good control and yet managed to grow the revenue aggressively and I think that really is probably the single most important point that if our objective is to get a cost income ratio in 2010 of around 50%, that will be industry leading but it’s still 10 percentage points above where we are now so I don’t think that that feels

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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like a particularly ambitious target. In fact Fred had already told me the it is not a particularly ambitious target but we can definitely I think back up what we are saying by the experience of what we did at NatWest and on that last point I have just made there is it’s the same team. If you look at the senior management of GBM we have been together now for 8 years, 10 years nearly, we did the NatWest integration on time and we achieved cost savings in excess of what we promised then and I am every bit as confident that we can do that again now.

Sir Fred Goodwin: On the timing point Mark, I think to be candid as Johnny describes we have built this up bottom up and you sort of come up with a bottom up vision of what the end state looks like, an end state in this instance being 2010 and then you make some assumptions about how quickly you are going to get there. Actually one of the better ways to give yourself breathing space is the rate of development rather than in quantum so I would much sooner push for more saving but take longer about getting it, I suppose I’m going a long way about saying we are reasonably conservative about the time, the rate at which these savings are achieved in preference for getting the better optimum savings. I don’t believe the savings are all that challenging for Johnny and the guys to get and I have made that view known internally. I think the integration costs we have got are quite high and I think the pace this year is relatively modest. All of which we believe make these a fairly prudent set of numbers to be airing with you today.

Mark Thomas: So in summary then would it be saying that you feel there is a duplication in terms of cost and overlap on the costs in the processing areas but that that there is actually an opportunity where you don’t overlap in the front office, because to claim more cost savings around de-duplication but then say we have got revenue opportunities because we are not duplicated would suggest that’s a different bias between front and back office in RBS and ABN and therefore in some areas you can take out the cost but it doesn’t actually impact that much on the front line. Or have I completely confused everybody?

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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Johnny Cameron: It’s a bit of an oversimplification. There are savings in the front office, I don’t want to mislead you, there will be savings in the front office, but broadly speaking the thrust of what you said is absolutely correct, we haven’t talked about the revenue side, I assume that’s because that’s more self evident but the fact is that we have achieved global product leadership in things like foreign exchange, in derivatives, in bond underwriting and loan underwriting on what is a narrower client base than ABN AMRO has already got. They have not achieved that global leadership, so applying our product skills and in particular our skills at getting the product in front of the customer to that broader customer base should bring very significant revenue benefits and to do that we’ll need some people, we will need to continue to have good people.

Mark Thomas: Thanks so much.

Sir Fred Goodwin: Thanks Mark.

Guy Whittaker: I think it’s just worth remembering Mark we run I think 20 percentage points more efficient in global banking and markets than Barcap. 24 percentage points or more, so we are generally applying the hard productivity matrix to the ABN customer base and product suite will deliver a materially better return from day one.

Mark Thomas: Great, thank you.

Sir Fred Goodwin: Ok, who is ready for the next question?

Operator: Thank you. Fred Rizzo from F&C has our next question. Please go ahead.

Fred Rizzo: Hi it’s Fred Rizzo from F&C. I have got two questions for you, the first one is if you could if possible give a little bit more detail on the numbers side, specifically the risk weighted assets and the assets associated with the rump of things that you will be taking over; and then the

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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second questions is with regards going back to the wholesale area if you made any assumptions for revenue disruption and sort of dis-synergies coming through on the revenue side, if you could discuss how you are going to make those large cost cuts with regards to not having any revenue disruptions?

Guy Whittaker: The RWAs Fred are…we account for a little less than half of the total, it’s about 140 billion of the 280 billion in risk rated assets in ABN out at the end of 2006 and then you probably recall they sold a mortgage business in early 2007 which took a further 6 out of business unit North America so we would expect to consolidate something like 134 billion plus the growth that has occurred organically so far this year. The residual assets that we talked about are really down to the two equity stakes in Saudi Hollandi and Capitalia, Prime Bank, none of which are of any great material size and then the residual private equity portfolio which I’m just trying to recall the size of that, I think it is around €3 billion, something of that order of magnitude, so relatively small RWAs that go with the residual assets.

Fred Rizzo: How about just the underlying assets that you are acquiring, the wholesale bank and presumable if you could split the difference between wholesale and LaSalle?

Guy Whittaker: In terms of nominal assets? Or just the RWAs?

Fred Rizzo: Nominal assets…

Guy Whittaker: The nominal assets for LaSalle Larry – it’s 125?

Larry Fish: 125 plus the synergies, so…

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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Guy Whittaker: About $100 billion of the LaSalle side and the nominal number, I can’t remember the size of the financing book. Fred, I think let me come back to you on that, we have got it, I just don’t have the number in my head for the nominal asset piece on that.

Sir Fred Goodwin: Dis-synergies Johnny?

Johnny Cameron: Dis-synergies, we have looked at the pretty carefully. You implied two sorts of dis-synergies, one is effectively client overlap. There is certainly a bit of client overlap in the UK where frankly we have every client worth having and they don’t bring a lot in terms of clients so there’s a certain amount of overlap there but that is pretty small in terms of the value amount but elsewhere in the world I’m pretty happy that the client overlap is really very limited and we put something in for overlap and dis-synergies as a consequence of overlap but it is not huge number outside the UK and even there it is not a big number. The UK obviously is balanced by the fact that and it is something we haven’t mentioned and it gives me the opportunity to mention it is that their international cash management trade finance products will be sold to our existing UK customer base and it is something that will bring us some additional revenue that will be very helpful and part of our revenue synergies.

Guy Whittaker: Just coming back on the total asset piece Fred we will account for a little over 700 billion of the almost €1 trillion assets of consolidated ABN which represents about 74% of the nominal assets and a little less than 50% of the risk weighted assets.

Fred Rizzo: Thank you. Just on the revenue assumptions, so in the near term as you are cutting the back office, the process to extrapolate the synergies over the next few years, you don’t anticipate an initial year one revenue disruption or lost revenues?

Johnny Cameron: Keeping our clients happy is absolutely first and foremost in our mind as we said and we won’t doing anything that upsets the clients and that will mean that we won’t be doing things which disrupt the revenues. This I remember vividly in NatWest, this was the dog that didn’t bark, it just doesn’t, it will be fine.

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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Sir Fred Goodwin: It’s not worth doing, it’s not worth disturbing the customers to get a revenue synergy so it is better to do it at the right pace and that was the comments I was making this morning around just stabilising the ship before we start making the changes is very important.

Guy Whittaker: We won’t take the cost side of it, costs and revenue, that clearly that doesn’t make sense.

Fred Rizzo: Ok, thank you.

Operator: Thank you. Ladies and gentlemen as a reminder if you wish to ask a question, please press *1. Our next question comes from Tania Gold of Dresdner Bank. Please go head.

Tania Gold: Hi, just a very quick question, apologies if I missed this somewhere in the presentation earlier but I was just wondering of your 27.2 billion consideration how that was split between each of the divisions you were buying please?

Sir Fred Goodwin: No, you didn’t miss it Tania because we didn’t disclose it and we wouldn’t be disclosing that at this point. If you think about the sensitivities at stake around LaSalle for instance we wouldn’t be doing that at this point.

Tania Gold: So you won’t say whether the 24 odd billion that was mentioned previously is what you are looking at for LaSalle then?

Sir Fred Goodwin: I’ll get Guy to address the reservation for you, the 24 billion was in a very specific context of the go shop and that was conditional on…that price would only ever have been paid in the context of us having successfully acquired the rest of ABN AMRO so we would have been paying it to ourselves. That was not a price that we would consider in an open market context.

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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Tania Gold: Thank you.

Operator: Thank you. Our next question comes from Brian Mbrosio of Suttonbrook. Please go ahead.

Brian Mbrosio: Hi, good afternoon. I just had a question on how you guys came up with the €1 to withhold and it seems that the 2 billion would be a pretty substantial number?

Sir Fred Goodwin: Exactly, not overly scientifically…we are going to pay €38.40, the consortium will pay €38.40 in all circumstances, it’s just a question of who it pays it to. We wanted to pick a number which would be pretty clear to our own shareholders that we don’t plan importing any litigation issues into our shareholder base. So it was a number which we felt would give reasonable comfort, that we could stand and defend the situation with Bank of America if necessary, if that’s the outcome we reached or alternatively we could do a deal with Bank of America and if there were incremental costs just trying to think like tax or something like that that it could be allocated out of that figure. But there is no science to it, it was number that we in the context that we are talking about a round number. We supplied that comfort to our shareholders. We do not wish to import a litigation issue into RBS or any other consortium member.

Brian Mbrosio: Ok, thank you.

Operator: Thank you. Our next question comes from Nigel Myer of Dresdner Kleinwort. Please go ahead.

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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Nigel Myer: Thanks gentlemen. In the press release both in April and the more recent one there’s some interesting phraseology in terms of Merrill and others undertaking to underwrite and I just wonder whether there are any circumstances in which Merrill can walk away from this undertaking or whether they really are on the hook?

Guy Whittaker: No, they are on the hook, all of the equity issuance is fully, fully underwritten and I think we made perfectly clear in a number of the statements today there is plenty of sub underwriting capacity interested in supporting them with a wide range of institutions involved, so it’s all done.

Nigel Myer: So does…if equity markets globally fall by 25% they still have to cough up the same amount of cash as they do today, is that correct?

Guy Whittaker: Thinking through if you listened to the presentation earlier, there’s this equities issuance from Fortis was a €15 billion rights issue which is obviously going to their own shareholders so there’s a smaller single digit number I think around €5-6 million in Santander. For ourselves we are exchanging 0.844 of an RBS share to every ABN AMRO shareholders so there is no underwriting required for that and I run the Tier I issuance is the €6.2 billion of preference shares which have been underwritten by Merrill Lynch and others.

Nigel Myer: Ok, thank you and may I ask one further question? In this morning’s presentation you suggest in response to one question that the debt obligations of ABN would be transferred or would be assumed by RFS and I just sort of wanted a bit more clarity on that because the vast majority of ABN’s debt obligations are issued by ABN AMRO Bank. Does that mean any kind of guarantee from RFS or were you just talking about subordinated debt and Tier 1 debt? Perhaps you could comment on that please.

Guy Whittaker: I think just looking at the ratings obviously the three consortium banks are rated AAA, AA1 and AA2 respectively for ourselves, Santander and Fortis. ABN itself is AA2, I think not

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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finalised yet as to whether we are specifically going to guarantee those obligations given that eventually some of those liabilities will flow to the intended recipients of each part of the ABN business as they move with the assets that they are funding, but in as much as each of the three consortium members is at or higher rated than the existing bond holders we are certainly not expecting any concerns or push backs from the debt markets.

Nigel Myer: No, it was really just whether because the obligations are legally from ABN AMRO Bank where the legal entity, the bank was going to end up or where you expected it to end up and therefore who was responsible and whether you would then start expo shuffling those obligations around.

Guy Whittaker: Again I think it’s the sort of thing on day one as Fred said we will come in, run the bank, the liability of the bank will be supported by the equity and assets of ABN Bank and then once we have secured control we will go for an orderly redistribution of both the assets and liabilities ensuring there is no dislocation along the way.

Sir Fred Goodwin: It doesn’t feel like a day one issue Nigel and it doesn’t feel like an issue full stop given the credit quality of the…

Nigel Myer: I do not doubt the credit quality at all, no, I was just intrigued by your comment that the RFS would assume those obligations which…

Sir Fred Goodwin: It owns all of, de facto owns all of ABN AMRO, the holdings bank, the whole lot.

Nigel Myer: Absolutely, but it was just the choice of words that intrigued me, that’s all.

Sir Fred Goodwin: I wasn’t trying to be clever, self evidently as it turns out!

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

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Nigel Myer: Thank you.

Sir Fred Goodwin: Thanks.

Operator: Thank you. Our next question comes from Drew Figdor of Tiedemann. Please go ahead.

Drew Figdor: Yes, I just wanted to ask you just so I understand under what circumstances would the $1 not be paid out, in particular…

Sir Fred Goodwin: There are no circumstances under which it won’t be paid out. If this offer stands it will always be paid out, so it either goes to ABN AMRO shareholders or to Bank of America, I think that’s the long and the short of it.

Drew Figdor: So if you settle the…

Sir Fred Goodwin: Any balance between what might say for instance for the sake of argument settle with Bank of America hypothetically the difference between the settlement and the euro rather would be paid to ABN AMRO shareholders. The consortium will always pay €38.40 either to ABN AMRO shareholders or to I think basically Bank of America.

Drew Figdor: Just so I understand that though. So if you agree to settle with Bank of America and you come back and say “we settle but we feel that we lost a billion dollars of value”, one how would you determine that and two if you came to that conclusion would you then take out that value from that essentially $2.5 billion dollar pool of money.

Sir Fred Goodwin: I think we would need to get to that place first. We are well into the realms of the hypothetical at this juncture but say for the sake of argument we were to reach a settlement and

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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say it was to share a bit of LaSalle and just thinking out loud you could have a bit of tax that might have to be paid that we wouldn’t otherwise had to have paid had we brought the whole, now that I can see that would be a case in point. There’s nothing smart intended about it but it’s most obviously there to cover any litigation outcome.

Drew Figdor: What do you think, why didn’t this settlement happen? I would have expected you to have been able to agree with Bank of America. Can you shed a little light on why there wasn’t a settlement when there probably should have been one?

Sir Fred Goodwin: I think with all situations it is difficult for one party to conclude why there wasn’t a settlement but I think looking at the positives there was a discussion, it was amicable and professional but ultimately we reached a point where there was a gap and the gap wasn’t bridged at that point in time. I don’t know and Bank of America didn’t say why they didn’t want to bridge the gap, from our point of view the gap felt too big but maybe it was because we hadn’t bid at that time, I don’t know but now that we have bid maybe that will alter things, I really don’t know, the Bank of America didn’t shed any light on it but the attractions of a negotiated settlement remain every bit as strong, probably stronger now after we have bid than they did before. If there is a will on both sides then maybe it could come again and if there isn’t, there won’t be.

Drew Figdor: Can you tell me whether the gap was in terms of value or assets? In other words…

Sir Fred Goodwin: I don’t think that it would be proper for me to get into a discussion like that.

Drew Figdor: Do you feel that the gulf or difference between the two of you was very large or would you say?

Sir Fred Goodwin: I can keep this going all afternoon.

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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Drew Figdor: I can try all afternoon.

Sir Fred Goodwin: I know you would and I sense that’s where we are heading so let me try and give the best answer I can to it. The gap was big enough to stop either of us reaching a deal. I think the fact that we were talking is a material positive, it would be nice to think we could get back to the table again. We are certainly ready to get back and carry on taking but Bank of America might not want to and that is their prerogative. We can only talk when there’s two people willing to talk. We will see where we go from there, but it was an amicable discussion conducted in good faith and professionally and there’s no ongoing discussion so it’s hard to predict what might happen.

Drew Figdor: Is there anything that prevents you structurally or legally from negotiating with them in the next couple of weeks now that your offer and the legal process has taken a few steps forward or are you good to go?

Sir Fred Goodwin: No, we were cleared to speak with them and we remain able to speak with them. That is our understanding unless they want something we are not aware of but that is our understanding.

Drew Figdor: Just to reiterate, the $1 fee so if it cost you $100 million to litigate this that comes out of if, what else would come out of that money? How would it work please give me a little better understanding?

Sir Fred Goodwin: Supposing for the sake of argument it cost us 100 million to litigate, supposing we ended up Bank of America sued us and we defended and they were awarded 50 million let’s say and certainly all of our legal advice points to it being de minimis at best if they have a claim at all, but supposing we paid 50 million to settle the litigation that would come out of it, so we are not trying to be cute with ABN shareholders. If we wanted to make money off ABN shareholders we

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

Tue 29 May 2007

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could just reduce the bid. But we launched a bid at €38.40 for the whole group we tried to buy LaSalle through the go shop process and ABN turned our offer of 24.5 billion down. We are now faced with a situation where we may have incur, it looks almost certain that we are going to have to incur further costs to try and get the whole of ABN and all we did, all we are doing with the €1 deferral is highlighting that if that eventuality arises, that cost must fall to the ABN AMRO shareholders. We could just have cut the bid, I suppose that was another way to do it but this felt fairer because we don’t know what’s going to happen and if nothing happens then they get the whole euro so we are not really trying to alter the deal, we are just trying to reflect the reality of that uncertainty that has been created by the actions of other people, not us.

Drew Figdor: I guess the one thing that I don’t understand is the Bank America deal if it happens, then your offer goes away because your offer is conditioned upon that, so it’s almost like a double condition, you have the €1 which says if we settle our costs etc or were sued, so why have both?

Sir Fred Goodwin: I don’t think you have understood the conditionality properly. If the court decides to uphold the existing ruling, it then goes to a shareholder vote which if the AGM was anything to go by it’s likely that we would win that vote and we then end up the proud owners of LaSalle and we’d be very happy at that, but Bank of America may or they have indicated that they have a legal action and they are currently progressing that legal action against ABN. We then become as owners of ABN we become the proud owners of that legal action and we fully intend to defend it. But the cost of doing so if indeed there is a settlement is not something we feel that our shareholders in the circumstances should bear. Now one way would have been just to cut the offer but that’s a bit harsh on ABN’s shareholders if it turns out that the lawyers are right and this is not a substantial action so this felt like a more elegant mechanism to allow the ABN AMRO shareholders to get whatever part of the €38.40 they can and it will be impacted only by any action by Bank of America so Bank of America pursue the action, it’s against ABN’s shareholders, not against ours.

Royal Bank of Scotland

Presenters: Sir F Goodwin, J Cameron, G Whittaker, M Fisher

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Drew Figdor: Ok, thank you.

Operator: Thank you, ladies and gentlemen as a reminder if you wish to ask a question, please press *1. Michael Gladstone of Magnetar Investments has our next question. Please go ahead.

Michael Gladstone: Hi there, you have addressed a number of the questions that I had and some of those I didn’t have in regards to the negotiations with Bank of America on LaSalle, but one of the things that you mentioned and perhaps you could elaborate just a little bit more on it is that in light of the fact that you have got a proposal now on the table, that might change the dynamic of the negotiations with Bank of America. Can you just enlighten us a little bit more on that?

Sir Fred Goodwin: I honestly don’t know Michael what might influence Bank of America. I guess when you’re negotiating with someone you always try and put yourself in the other person’s shoes and if I would have been in Ken’s shoes it would have certainly gone through my mind, I wonder if these guys are really, really going to bid if I don’t settle with them. Now I don’t know if that was in Ken’s mind or not but it would have been in my mind if I was in his shoes so maybe that influenced him, I really don’t know, pure surmise, but we have now bid so I guess that removes that uncertainly.

Michael Gladstone: Do you think that the fact that you have bid for the entirety of the ABN as opposed to the ABN ex LaSalle changes that dynamic?

Sir Fred Goodwin: No, I think it has been completely crystal clear from the outset and the other thing not to lose sight of was that there is also litigation against the ABN AMRO board and ABN from their own shareholders because we couldn’t bid so had we not bid for the whole thing they would kept that action going, so bidding for the whole thing is what we have said all along. Bear in mind that we write to ABN and indicated a desire to bid for the whole group and to talk to them about that before they did the deal with Barclays, before they did the deal with Bank of America. They

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agreed to see us, they invited us to come to Amsterdam to see them about buying the whole group and then announced the deal with Bank of America in the interim. So we have not changed our desire to buy the whole of the group, it has been there from the outset and has been crystal clear.

Michael Gladstone: Another point that was just raised is your ability to walk should the Supreme Court not uphold the enterprise chambers decisions and if the EGM doesn’t go your way but the ability to walk is a waivable condition. Can you give us any feel for under what conditions you would or wouldn’t walk?

Sir Fred Goodwin: I think we…the short answer is no but let me try and be more helpful than that. We are trying to be reasonable here and to me this is a situation that has taken a number of twists and turns already and we have always been trying to do something quite simple and in short we are bidding for the whole group and in weighing up the proposition that’s available we have produced a bid which we think is very attractive for ABN’s shareholders, its employees and customers and for our own shareholders. If events are going to conspire in such a way that LaSalle is not there, this bid goes away and I think in all candour that that’s a perfectly reasonable situation. There’s a lot of work involved, although the numbers look very attractive it would be a lot of work to realise these and without LaSalle it would be less attractive for us so this bid goes away in that circumstance. What happens thereafter, let’s see what happens, let’s see what the circumstances are. People can rest assured that this bid goes away if LaSalle is not included in it.

Michael Gladstone: Sure, and by less attractive, there’s a price for everything but we will see how it goes?

Sir Fred Goodwin: I’m not sure I quite said that just that this bid is for the whole group including LaSalle, if we don’t get LaSalle this goes away. There is no commitment or undertaking to do anything else in that situation.

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Michael Gladstone: Ok, thanks very much.

Operator: Thank you, Mike Trippett of Oriel has our next question. Please go ahead.

Mike Trippett: Good afternoon. I think my first LaSalle question has been done to death so I am going to move on to the second but it’s a slightly more general one but it’s I guess to do with the risk. You have talked about organisational complexity in ABN AMRO and the presentation this morning came across as if this is really in terms of delivering cost synergies is going to be sort of like a hot knife through butter in terms of delivering the synergies yet it just strikes me that this is an organisation which is complex and is going to take longer to get those synergies and I just wondered how you would measure that and how going back to Johnny’s comments how you would see that compares with the NatWest transaction?

Sir Fred Goodwin: I’ll make a few comments on it Mike and then I’ll pass it over to Mark Fisher and Johnny to talk about a little bit, but I don’t want to overlabour the NatWest comparisons incidentally. NatWest was NatWest and we were all very happy with the way it went and remain so but this is different organisation at a different time with different complexities. The relevance of the NatWest comparisons are simply that the process we applied of working though, getting the people who are actually going to run the business to work through ground up analysis and building up synergies is the same process that we have used and because it was so successful in NatWest it gives us confidence, not that we are saying that NatWest worked so everything else we even touch has to work. It’s an approach that we have deployed a lot with Ulster Bank and First Active and Churchill and all of our acquisitions in the United States so it’s a kind of tried and tested approach and it does give us confidence, but it is a complex organisation but one of the things in looking at that complexity, the fact that we are actually breaking the organisation apart means you have got three teams working on it. You have got three organisations working on it rather than one and what’s going to happen to Banco Real is going to be off stage left, Santander

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will go and do that, we are not having to apply any brain power or horse power to that, they will be doing it, Fortis will be doing their bit and we will be doing our bit. There is a bit where we overlap in the Netherlands and Mark will speak to that in a minute but that really is a relatively finite part of the whole organisation and so it’s not one that I think we should get over bogged down with.

The other important lesson though that came from NatWest and having said that I wasn’t going to harp back on it here I am harping back in it was the regime. NatWest would never have worked if it have been a merger or it had been a friendly deal, why? Because some tough decisions had to get taken and quickly and irrevocably and implemented and if we had been in there with sort of half the management team being from NatWest and half being from RBS, with the best will in the world and it is not to say the NatWest people would have been the two of them are sitting round the table with me today but you just needed one singer and one song, you don’t tend to get that where you have got mergers or split management teams. So the work the heavy lifting that has to be done in ABN AMRO is heavy lifting and that is why I think we the consortium have an advantage because we have got three skilled and capable organisations breaking the task down and we are not having to do what Barclays are trying to do which is a merger with the very team that got them into this mess in Amsterdam still being the headquarters. Can you picture it? So the two things you would learn from NatWest are process, process, process to arrive at your synergies and regime. You need a regime to bring about the change and I tell you a merger involving the same management team and they are good guys in the ABN management team by the way, it’s just that if the regime doesn’t get changed, you don’t get regime change. That was rather longer than I intended but Mark, did you want to add anything?

Mark Fisher: You used the comment like a hot knife through butter, what we are trying to convey is we are confident in the Quantum but we are certainly not and in the phasing of the benefits that we have put in we are certainly not assuming that this thing can happen with the same speed that it could in what was a relatively simple, large but simple acquisition like NatWest where you had immediate control, so the number of factors we mention this morning, obviously we have got a

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number of regulatory hurdles to go over. We have got particularly in Holland a very strong ethos of workers’ consultation and workers’ rights and we have got the relative complexities here particularly of carving out in Holland the corporate entity which is ABN Bank into its BU Netherlands, assets and everything else so those things put a timeline onto this which is probably a little slower than it would have been on the equivalent NatWest, Churchill or other acquisitions. Having said that of course the workers’ regime in Holland is particularly focused on Holland, a lot of other things around LaSalle in America, a lot of the activities of markets in London which we think will be open to more rapid movement, so very confident in the quantum of costs and very confident that we will get through these procedural steps but we are trying to put into the plan appropriate time to deal with the procedural steps without having to rush our fences and that’s crucial in terms of making sure that as we said at the outset the organisation runs stably from day one focusing on customers and focusing on meeting its regulatory commitments.

Sir Fred Goodwin: Also I think Mike while that is going on here in parallel in the United States Larry and his guys will be running on LaSalle. Larry, I don’t know if you want to talk about the process?

Larry Fish: We obviously have done this before and with a strong record over the last 15 years over 30 different acquisitions. In the case of LaSalle, Citizens has roughly a 50 cost income ratio LaSalle has a 66 cost income ratio. Their manufacturing costs are $50 million a year more than ours and with only 60% of our asset base. They have 15,000 employees, we have 25,000, they employ more people in their human resources department than we do. On the revenue side there’s just opportunities everywhere beginning with corporate banking, we have to opportunity to bring all of the suite of global products of the Royal Group to one of the largest commercial customer bases in the Mid West and specifically to the Chicago market which is the third largest in the country. On the retail side you can go on and on but they outsource their credit cards, their merchant processing – we have those products. Things you outsource generally don’t get sold the same as things you own. We originate 8-9 mortgages a month in every one of our branches,

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that number for them is 4-5 so we could go on and on, we have 24 revenue initiatives and 32 cost initiatives they are very detailed, as in Johnny’s case they were developed bottom up. We do have a pretty good transparency into their numbers because they have to file their regulatory reports and those are public record in the United States, so I think the integration opportunity with LaSalle is a very significant one and we are very excited about the opportunity.

Johnny Cameron I just want to pick up on one more thing and going back to Mark’s question in a way which is I talked about comparing 1.1 to 850 being us to Barcap, GBM to Barcap. Another comparison you could do is say it is 1.3 including the other 200 in the commercial mid-market businesses to the 1.65 plus 850 that Barclays got in there, they got 1.65 in the international retail and commercial businesses which we have got frankly just a little 200 in against, so I don’t think that there’s any dispute out here in the market place that there are costs to be cut, it is not knife through butter and it will take the sort of effort that Mark has talked about but I don’t think that there’s any argument about the ability to find costs to cut.

Mike Trippett: That has been very helpful. Can I just ask a follow up if that is possible? It’s clear the way you have laid it out in terms of the…from the consortium perspective how each of the asset bases divides up. Each of the asset bases within ABN divides up amongst the consortium, the question I have got is just on the other side of the balance sheet really when you start to look at things like hedging contracts, derivative contracts, cross border effects contracts, how does that…this is more a lesson in how do you divide up a bank, but how is that handled and what happens in terms of the run off of some of those contracts that probably would be required to actually finally separate ABN into each of the businesses?

Sir Fred Goodwin: You’re in luck Mike because we have on the world’s three greatest living experts on the subject of how to break up these items on ABN’s balance sheet at the table in the form of Guy Whittaker. The subject has a lot of attention from the consortium and Guy will outline the protocols we have in place to deal with it, because at this point protocols are all you can have until you get in and see the actual numbers and actual contracts.

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Guy Whittaker: I think that’s the operative word until you can get in and actually see the actual numbers and the actual contracts it’s fairly difficult, the outline this morning was a 45 day plan from taking control to go in and verify and validate the assumptions and within that obviously identify each of the assets and liabilities associated with each of the business units that we have acquired. Within that I think there will be some very obvious assignments of derivatives which are attached to specific assets or liabilities for that matter and the intention would be upon separation that the derivative contracts or the hedge and its underlying instrument moved together to the extent that that was recognised in the earning streams of each of those business units. The second group of derivates and will really the principle trading books that are there for the various market related activities in currencies and rates and equity derivatives, and obviously those are businesses that which will come in from wholesale client activities into our own global banking and markets businesses and I think they are sort of well tried and tested assignment and innovation techniques that can be used to migrate those portfolios or replace those portfolios with new contracts as they turn over obviously at that point under presumably the RBS name into the market place. Then the sort of third group of things really was back to this whole issue of how do you split up the liability base and some of the securitisation programmes that are in the balance sheet again to the extend that they are specifically assigned to one of the business units then the programme is to migrate those to their eventual owner, but as part of an orderly transition process will take place.

Sir Fred Goodwin: Ok, thanks Guy.

Mike Trippett: Thanks very much.

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Operator: Thank you. As we have no further questions I would like to turn the call back over to Sir Fred for any additional or closing remarks.

Sir Fred Goodwin: Ok, thank you very much. Thanks everyone again for calling in, I hope that the answers to those questions were helpful and in giving you a better sense of the overall bid. We are very happy in the coming days to answer any more questions that you might have and feel free to contact Richard or contact us and we will try and get answers to you, but thank you very much again for taking the time again this afternoon. Bye bye.

Operator: Thank you. Ladies and gentlemen, that will conclude today’s conference, you may now disconnect.